

August 26, 2020

Timothy A. Messner
Executive Vice President and General Counsel
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

>    **Re: DISH DBS Corporation**
>        **Registration Statement on Form S-4**
>        **Filed August 19, 2020**
>        **File No. 333-248134**

Dear Mr. Messner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Scott D Miller